February 21, 2008
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Daniel F. Duchovny
Special Counsel

Re:	LNB Bancorp, Inc.
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
File No. 000-13203
Ladies and Gentlemen:
On behalf of LNB Bancorp, Inc. (“LNB” or the “Company”), we are transmitting for filing via the EDGAR system Amendment No. 2 to the above-captioned Preliminary Proxy Statement (“Amendment No. 2”). Amendment No. 2 has been marked to indicate the changes to Amendment No. 1 to Preliminary Proxy Statement in accordance with the provisions of Rule 310 of Regulation S-T.
This letter also responds to your comments on Amendment No. 1 to Preliminary Proxy Statement which were issued in your letter dated February 20, 2008. For your convenience, we have repeated your comments in italics followed by our supplemental response or reference to revised disclosure that appears in Amendment No. 2. References to page numbers of Amendment No. 1 to Preliminary Proxy Statement in LNB’s responses to the comments refer to the marked copy of the revised Amendment No. 1 to Preliminary Proxy Statement included in Amendment No. 2.
Cover Page
SEC Comment #1:
We note your response to comments 1 and 2. Given that there is an Ohio law dispute between the company and AMG Investments as to the appropriate matters to be voted

Calfee, Halter & Griswold LLP
Securities and Exchange Commission
February 21, 2008

upon at the special meeting, please disclose a brief description of the dispute and alert security holders that, if following resolution of the dispute, the proposals to be voted upon are those presented by AMG Investments, then using your proxy card will result in their inability to vote at the special meeting.
Response:
LNB has revised the preliminary proxy statement in response to this comment.
Proposal No. 4, page 12
SEC Comment #2:
On a related note, we note that AMG has modified its proposal Two to set the size of the board at nine directors, such that the election of its three nominees would not result in those directors holding half of the director seats. In light of this, please clarify, if true, that if AMG’s proposal is voted upon at the special meeting, the change of control provisions of the various employment agreements described on page 13 will not be triggered or any compensation payable.
Response:
LNB respectfully submits that, if Proposals 1 and 2 are approved, if ten incumbent directors of LNB are removed pursuant to Proposal 3, and if all three of AMG’s nominees are elected as directors of LNB at the special meeting, then LNB’s Board of Directors will be comprised of three incumbent directors and three AMG-controlled directors, with three seats vacant. In that case, AMG would, in fact, control half of the Board of Directors and a change in control would be deemed to have occurred for purposes of the employment agreements and compensation arrangements described in the preliminary proxy statement. LNB has revised the preliminary proxy statement to clarify the circumstances under which a change in control will be deemed to have occurred for purposes of these agreements and arrangements.
Annex B
SEC Comment #3:
Please revise your disclosure in the first paragraph of this section to state that each person named is a participant in the solicitation, instead of stating that each person may be deemed a participant. Refer to Instruction 3 to Item 4 of Schedule 14A. Also, make a

Calfee, Halter & Griswold LLP
Securities and Exchange Commission
February 21, 2008

similar revision to the second paragraph as it relates to the purchases and sales of LNB securities.
Response:
LNB has revised the preliminary proxy statement in response to this comment.
SEC Comment #4:
Please refer to the last paragraph of this section. Please tell us, with a view toward revised disclosure, why you need to qualify your disclosure “to the best of LNB’s knowledge.” What prevents you from providing unqualified disclosure with respect to your solicitation participants? Please explain or delete the qualifier.
Response:
LNB has revised the preliminary proxy statement to delete the qualifying language referenced in this comment.
Other Matters
Thank you for your prompt attention to this filing. Should you require any further information from LNB or if you have any questions concerning any of the matters addressed in this letter, please do not hesitate to contact the undersigned or, in my absence, Kristofer K. Spreen ((216) 622-8826; kspreen@calfee.com).

Very truly yours,
/s/ John J. Jenkins

John J. Jenkins

cc:	Daniel E. Klimas
Thomas F. McKee
Kristofer K. Spreen